UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                    Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2024 Investor Presentation

 Third Quarter2024   Financial Results  Raviv Zoller | President and CEO  November 11, 2024

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding intent, belief or current expectations. Forward‑looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting the ability to export products overseas; changes in exchange rates or prices compared to those the company is currently experiencing; general market, political or economic conditions in the countries in which the company operates; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the plants; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of the company, or its service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company’s cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for its fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company’s control; disruption of the company, or its service providers', sales of magnesium products being affected by various factors that are not within the company’s control; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company’s workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (SEC) on March 14, 2024 (the Annual Report).     Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.     This report for the third quarter of 2024 should be read in conjunction with the Annual Report of 2023 and our current reports on Form 6-K for the results for the quarters ended September 30, 2024, June 30, 2024, and March 31, 2024, filed on November 11, 2024, August 14, 2024, and May 9, 2024, respectively, including the description of events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.  2

 Sales of $1,753M – third quarter of consecutive growth  Adjusted EBITDA(1) of $383M up 11% YoY, with margin of 22%  Free cash flow (1) up 6% YoY, reaching $572M YTD  Adjusted diluted EPS(1) of $0.11  Specialties-driven segments delivered 37% YoY improvement in EBITDA(1)  Potash contribution at ~30% of EBITDA (1), down significantly YoY  Quarterly dividend of ~$0.05 per share  Continued focus on innovative product pipeline, cost savings and efficiencies  (1) Adjusted EBITDA, free cash flow, adjusted diluted EPS and segment EBITDA are non-GAAP financial measures; please see appendix for additional details.  3  Third quarter of 2024  Positive trend continues, with fourth consecutive quarter of EBITDA growth

 Key financial highlights  4  US$M  (1) Adjusted EBITDA and margin, specialties-driven EBITDA and margin, adjusted diluted EPS, and free cash flow are non-GAAP financial measures; see reconciliation tables in appendix. (2) Commencing in 2Q’24, a reclassification of interest received as cash used in investing activities and interest paid as cash used in financing activities (instead of as cash provided by operating activities) resulted in a slight shift to historical figures. Note: Specialties-driven sales and EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other and, as a result, historical segment data has been restated.   Free cash flow(1,2)  US$  Adjusted diluted EPS(1)  US$M  Operating cash flow  US$M  Adjusted EBITDA(1)  19%  22%  22%  14%  19%  19%  US$M  Specialties-driven sales  US$M  Specialties-driven EBITDA (1)

 Key developments  Continued market share gains in flame retardants   Margin expansion on scale and efficiencies  Clear brine fluid sales lower, due to shifts in oil and gas drilling cycles  Robust new product pipeline and continued focus on expanding customer agreements  Signed MOU to supply phosphorous compound for Li-battery electrolytes in U.S.   Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   5  Industrial Products  US$M  EBITDA  US$M  Sales  21%  16%

 Average potash CIF price per ton of $297, down vs. $342 in 3Q’23   Total sales volume of 1,060 kmt versus 1,280 kmt in 3Q’23   Continued operational and efficiency efforts in Spain drove higher production levels and lower cost per ton  Intend to limit total 2024 annual sales volume to 4.6Mmt, already committed, in expectation of improved conditions in 2025  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   6  Potash  US$M  EBITDA  US$M  Sales  Key developments  31%  31%

 Key developments  Growth in specialties market share more than offset lower prices  Expanding portfolio and developing new food, industrial and pharma products  Continued growth at YPH in China  Targeting battery material opportunities across multiple regions  Commodity phosphate prices firmed in 3Q’24, with tight stock positions in key markets   Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other and, as a result, historical segment data has been restated. For 3Q’24, Phosphate Specialties comprised $331M of segment sales, $49M of OI, $12M of D&A and represented $61M of EBITDA, while Phosphate Commodities comprised $246M of segment sales, $51M of OI, $28M of D&A and represented $79M of EBITDA.  7  Phosphate Solutions  US$M  EBITDA  US$M  Sales  24%  20%

 Continued expansion of product innovation strategy, with targeted regional solutions  Third sequential quarter of sales and EBITDA growth  Efficiency efforts and product mix drove significant margin expansion  Signed five-year agreement with one of China's top agricultural distribution companies   Custom Ag Formulators integration on-track in North America  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  8  Growing Solutions  7%  US$M  EBITDA  US$M  Sales  Key developments  12%

 Quarterly highlights  Collaborating on solid execution of specialties strategy  Delivered fourth quarter of sequential EBITDA improvement  Enhancing robust and innovative product pipeline   Driving cost and efficiency efforts  Leveraging cross-company expertise to target new and adjacent markets  Expanding battery material capabilities to potential new markets  North American battery materials customer innovation and qualification center (CIQC) near completion, with commercial production currently expected to begin in 2027  Recognized by Fortune as a Company That is Changing the World  9

 Third Quarter 2024  Financial Results  Aviram Lahav  CFO

 Inflation – mixed by region  Rate  Global industrial production – improving trends  YoY change  Sources: Inflation – Bloomberg, as of 9.30.24. Interest rates – Global-rates.com, as of 10.14.24. Global industrial production – CRU, as of September 2024. U.S. housing starts – Bloomberg, as of 10.22.24.  11  U.S. housing starts – improving trends   in thousands  Interest rates – mixed by region  Percentage  Key quarterly market metrics | macro indicators

 Key quarterly market metrics | fertilizers  Farmer sentiment – softened but rebounding  Index  Commodity fertilizers – continued divergence  US$  Supramax Timecharter Average – declining  US$/day  Sources: Grain Price Index – CRU, as of 9.30.24. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 9.30.24. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of 9.30.24. Supramax – Hudson Shipping, as of 9.30.24.  12  Grain Price Index – under pressure  US¢/bushel

 Key market metrics | energy storage and EVs  WPA demand  ‘000s mt P2O5  Technical MAP demand  ‘000s mt  Global LFP phosphate demand  ‘000s mt P2O5  (1) Includes eShips, consumer electronics, low-speed electric vehicles (LSEV), electric vertical take-off and landing (eVTOL), and two-wheelers. Sources: NA LFP CAM demand – IHS, SMM, WoodMac, interviews with market participants, and Roland Berger, as of December 2023. Phosphate demand for battery sector – CRU, 2024 forecast.  13  North American LFP CAM demand  ‘000s mt  29  133  227  403  589  (1)

 14  Sales bridge  Third quarter 2024  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M

 15  Profit bridge  Third quarter 2024  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M

 16  MOP industry cost curve  Cash costs US$/t, excluding royalties, FOB load port  Potash ASP  US$  Sources: Cost curve – data shown for 2023 and used with permission of CRU International Ltd. 2024, all rights reserved. Potash peers’ ASP from company reports, as of 11.11.24.   Production Mt  ICL DSW  Potash costs and prices  Leading positions

 17  Bromine industry cost curve  Bromine concentration  Bromine quality and costs  Leading positions  Sources: Left graph – internal calculations; right graph – Weizmann Institute of Science.  Sea Water(China, Japan)  Underground Wells (China)  Salt Lake (India)  Underground Wells (USA)  Dead Sea(Israel, Jordan)  0.06 to 0.11  0.1 to 0.2  2.5 to 4.5  3.5 to 5.5  10.0 to 12.0  China & Japan  ICL  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  g/L  Relative production cost

 18  Diversified approach to growth  Driving global specialties transformation  Asia $407M  Europe $510M  SA $417M  NA $313M  RoW $106M  3Q’24 sales by region  US$  Note: Sales by business exclude other activities and reconciliations of ($60M).  Potash $389M  GS $538M  IP $309M  PS $577M  3Q’24 sales by business  US$

 19  Continued focus on cash generation  Savings and efficiency efforts ahead of plan  S&P reaffirmed BBB- rating with stable outlook  Available resources of $1.7B  Net debt to adjusted EBITDA(1) of 1.2  Quarterly dividend distribution of $68M, for 4.6% yield  Financial highlights  Notes: Available cash resources as of 9.30.24 and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Dividend yield shown on TTM basis. (1) Net debt to adjusted EBITDA, as of 9.30.24, is a non-GAAP financial measures; please see appendix for additional details.   Third quarter 2024

 20  Specialties-driven EBITDA(1) of $0.95B to $1.05B, up from $0.8B to $1.0B  Limiting total annual 2024 potash sales volumes to 4.6Mmt, already committed, in expectation of improved conditions in 2025  Expected tax rate of approximately ~28%  Full year 2024  Updating guidance  (1) Specialties-driven EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions and is a non-GAAP measure; please see appendix for additional details.

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  Third Quarter 2024

Calculation of segment EBITDA

Third quarter 2024

Industrial Products *US$M*	3Q'24	2Q'24	3Q'23
Segment sales	$309	$315	$267
Segment operating income	$50	$60	$31
Segment operating margin	16%	19%	12%
Depreciation and amortization	$15	$14	$11
Segment EBITDA	**$65**	**$74**	**$42**
Segment EBITDA margin	21%	23%	16%

Phosphate Solutions[2] *US$M*	3Q'24	2Q'24	3Q'23
Segment sales	$577	$572	$595
Segment operating income	$100	$93	$73
Segment operating margin	17%	16%	12%
Depreciation and amortization	$40	$53	$45
Segment EBITDA	**$140**	**$146**	**$118**
Segment EBITDA margin	24%	26%	20%

Potash[1] *US$M*	3Q'24	2Q'24	3Q'23
Segment sales	$389	$422	$526
Segment operating income	$59	$60	$125
Segment operating margin	15%	14%	24%
Depreciation and amortization	$61	$58	$39
Segment EBITDA	**$120**	**$118**	**$164**
Segment EBITDA margin	31%	28%	31%

Growing Solutions *US$M*	3Q'24	2Q'24	3Q'23
Segment sales	$538	$494	$550
Segment operating income	$49	$25	$20
Segment operating margin	9%	5%	4%
Depreciation and amortization	$15	$20	$17
Segment EBITDA	**$64**	**$45**	**$37**
Segment EBITDA margin	12%	9%	7%

(1) For 2024, adjusted EBITDA has been positively impacted by an immaterial accounting reclassification. (2) For 3Q'24, Phosphate Specialties comprised $331M of segment sales, $49M of OI, $12M of D&A and represented $61M of EBITDA, while Phosphate Commodities comprised $246M of segment sales, $51M of OI, $28M of D&A and represented $79M of EBITDA. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other and, as a result, historical segment data has been restated. Note: Numbers may not add, due to rounding and set-offs.

ICL 23

 Segment results analysis  Third quarter 2024  Segment Sales  US$M  Industrial Products  Potash(1)  Phosphate Solutions(2)  Growing Solutions  3Q’23  $267  $526  $595  $550  Quantity  $58  ($70)  $3  $3  Price  ($17)  ($69)  ($24)  $11  Exchange rates  $1  $2  $3  ($26)  3Q’24  $309  $389  $577  $538  Segment EBITDA  US$M  Industrial Products  Potash(1)  Phosphate Solutions(2)  Growing Solutions  3Q’23  $42  $164  $118  $37  Quantity  $16  ($22)  $18  $2  Price  ($17)  ($69)  ($24)  $11  Exchange rates  $1  $5  $6  ($4)  Raw materials  $3  -  $25  $35  Energy  $2  $1  -  $1  Transportation  ($2)  ($7)  ($2)  ($2)  Operating and other expenses  $20  $48  ($1)  ($16)  3Q’24  $65  $120  $140  $64  24  (1) For 2024, adjusted EBITDA has been positively impacted by an immaterial accounting reclassification. (2) For 3Q’24, Phosphate Specialties comprised $331M of segment sales, $49M of OI, $12M of D&A and represented $61M of EBITDA, while Phosphate Commodities comprised $246M of segment sales, $51M of OI, $28M of D&A and represented $79M of EBITDA. In 2024, ICL moved its Prolactal business from Phosphate Solutions to Other and, as a result, historical segment data has been restated. Note: Numbers may not add, due to rounding and set-offs.

Reconciliation tables

Calculation of adjustments for third quarter 2024

Adjusted EBITDA *US$M*	3Q'24	2Q'24	3Q'23
Net income	**$127**	**$130**	**$142**
Financing expenses, net	$39	$33	$42
Taxes on income	$49	$48	$43
Less: Share in earnings of equity-accounted investees	($1)	-	-
Operating income	**$214**	**$211**	**$227**
Depreciation and amortization	$140	$152	$119
Adjustments(1)	$29	$14	-
Adjusted EBITDA	**$383**	**$377**	**$346**

Adjusted NI and diluted EPS *US$M, ex. per share*	3Q'24	2Q'24	3Q'23
Net income, attributable	$113	$115	$137
Adjustments(1)	$29	$14	-
Total tax adjustments	($6)	($3)	-
Adjusted net income, attributable	**$136**	**$126**	**$137**
Weighted-average number of diluted ordinary shares outstanding *in millions*	1,290	1,290	1,291
Adjusted diluted EPS	**$0.11**	**$0.10**	**$0.11**

Free cash flow(2) *US$M*	3Q'24	2Q'24	3Q'23
Cash flow from operations	$408	$316	$426
Additions to PP&E, intangible assets and dividends from equity-accounted investees(3)	($158)	($141)	($190)
Free cash flow	**$250**	**$175**	**$236**

Net debt to adjusted EBITDA(4) *US$M*	3Q'24
Net debt	$1,769
Adjusted EBITDA	$1,416
Net debt to adjusted EBITDA	**1.2**



Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters' earnings release. (2) Commencing in 2Q'24, a reclassification of interest received as cash used in investing activities and interest paid as cash used in financing activities (instead of as cash provided by operating activities) resulted in a slight shift to historical figures. (3) Also includes proceeds from sale of property, plants and equipment (PP&E). (4) Net debt to adjusted EBITDA ratio is calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA.

ICL 25

Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The company provides guidance for specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties focused. For the Potash business, the company is providing sales volume guidance. The company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.   Non-GAAP financial measures: The company discloses in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” in the appendix, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 11, 2024